UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

SEC File Number: 0-29490

CUSIP Number: 420123101

(Check One):           Form 10-K           Form 20-F           Form 11-K           Form 10-Q           Form N-SAR

For Period Ended: December 31, 2001

       Transition Report on Form 10-K

       Transition Report on Form 20-F

       Transition Report on Form 11-K

       Transition Report on Form 10-Q

       Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hawker Pacific Aerospace (Full Name of Registrant)

Hawker Pacific, Inc. (Former Name if Applicable)

11240 Sherman Way (Address of Principal Executive Office: Street and Number)

Sun Valley, California 91352-4942 (City, State and Zip Code)

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-24(c) has been attached if applicable.

PART III — NARRATIVE

The Annual Report on Form 10-K of Hawker Pacific Aerospace (the “Company”) can not be filed at this time, without unreasonable effort or expense, due to a pending tender offer for the Company’s outstanding common stock. The tender offer was commenced on March 11, 2002 and the Company was obliged to prepare and file with the Commission its own statement with respect to the offer. The Company’s need to consider and respond to the tender offer required it to divert its human resources away from the usual preparation of its Form 10-K. The Company therefore could not complete and file its Form 10-K on time without hiring additional personnel or employing outside counsel, which would be prohibitively expensive given the Company’s current financial condition.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Bennett	(818) 765-6201

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes No

HAWKER PACIFIC AEROSPACE

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2002	By:	/s/ James R. Bennett

James R. Bennett Chief Financial Officer